SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Sohu.com Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

83410S108

(CUSIP Number)

Dr. Charles Zhang

Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road

Haidian District

Beijing 100190

China

Tel: 86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO. 83410S108	13D	PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON Photon Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,276,676 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,276,676 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,276,676 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83410S108	13D	PAGE 3 OF 6 PAGES

Amendment No. 8 to Schedule 13D

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D filed by Photon Group Limited, a British Virgin Islands corporation (“Photon”), with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), by Amendment No. 3 filed with the SEC on April 10, 2017, by Amendment No. 4 filed with the SEC on June 8, 2018 (“Amendment No. 4”), by Amendment No. 5 filed with the SEC on September 21, 2018 (“Amendment No. 5”), by Amendment No. 6 filed with the SEC on December 20, 2018 (“Amendment No. 6”), and by Amendment No. 7 filed with the SEC on June 21, 2019 (“Amendment No. 7”). The original Schedule 13D of Photon, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

The following are transactions by Photon in ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Sohu.com Limited, a Cayman Islands company (the “Issuer”), that have occurred since the filing of the Initial Statement:

•

During March 2020, Photon purchased on the open market an aggregate of 207,722 American depositary shares (“ADS”), each representing one Ordinary Share, consisting of (i) 104,237 ADSs purchased on March 12, 2020 for a purchase price of $8.29 per ADS; and (ii) 103,485 ADSs purchased on March 13, 2020 for a purchase price of $8.69 per ADS (collectively, the “March 2020 Purchases”); and

•

From December 1, 2021 to January 14, 2022, Photon purchased on the open market an aggregate of 355,847 ADSs, consisting of (i) 14,347 ADSs purchased on December 1, 2021 for a purchase price of $16.76 per ADS; (ii) 14,347 ADSs purchased on December 2, 2021 for a purchase price of $16.36 per ADS; (iii) 14,347 ADSs purchased on December 3, 2021 for a purchase price of $15.37 per ADS; (iv) 17,594 ADSs purchased on December 6, 2021 for a purchase price of $15.54 per ADS; (v) 17,594 ADSs purchased on December 7, 2021 for a purchase price of $16.35 per ADS; (vi) 17,594 ADSs purchased on December 8, 2021 for a purchase price of $17.10 per ADS; (vii) 17,594 ADSs purchased on December 9, 2021 for a purchase price of $17.38 per ADS; (viii) 17,594 ADSs purchased on December 10, 2021 for a purchase price of $17.37 per ADS; (ix) 19,650 ADSs purchased on December 13, 2021 for a purchase price of $16.70 per ADS; (x) 19,650 ADSs purchased on December 14, 2021 for a purchase price of $16.63 per ADS; (xi) 19,650 ADSs purchased on December 15, 2021 for a purchase price of $16.34 per ADS; (xii) 19,650 ADSs purchased on December 16,

CUSIP NO. 83410S108	13D	PAGE 4 OF 6 PAGES

2021 for a purchase price of $16.48 per ADS; (xiii) 16,236 ADSs purchased on December 31, 2021 for a purchase price of $16.67 per ADS; (xiv) 13,958 ADSs purchased on January 3, 2022 for a purchase price of $16.83 per ADS; (xv) 13,958 ADSs purchased on January 4, 2022 for a purchase price of $16.53 per ADS; (xvi) 13,958 ADSs purchased on January 5, 2022 for a purchase price of $16.64 per ADS; (xvii) 13,958 ADSs purchased on January 6, 2022 for a purchase price of $16.64 per ADS; (xviii) 13,958 ADSs purchased on January 7, 2022 for a purchase price of $16.84 per ADS; (xix) 12,042 ADSs purchased on January 10, 2022 for a purchase price of $16.54 per ADS; (xx) 12,042 ADSs purchased on January 11, 2022 for a purchase price of $17.24 per ADS; (xxi) 12,042 ADSs purchased on January 12, 2022 for a purchase price of $17.39 per ADS; (xxii) 12,042 ADSs purchased on January 13, 2022 for a purchase price of $17.40 per ADS; and (xxiii) 12,042 ADSs purchased on January 14, 2022 for a purchase price of $17.33 per ADS (together with the March 2020 Purchases, the “Purchases”).

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon made the Purchases for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Photon beneficially owns 10,276,676 Ordinary Shares.

Percent of Class:	26.1%

The foregoing percentage is calculated based on 39,306,323 Ordinary Shares of the Issuer outstanding as of December 31, 2020 as reported in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed by the Issuer with the SEC on March 18, 2021.

(b)	Number of shares as to which Photon has:

(i)	sole power to vote or to direct the vote: 10,276,676 Ordinary Shares.

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 10,276,676 Ordinary Shares.

(iv)	shared power to dispose or to direct the disposition of: None

CUSIP NO. 83410S108	13D	PAGE 5 OF 6 PAGES

(c)	The following transactions have been effected during the past 60 days:

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 83410S108	13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

PHOTON GROUP LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director